To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong

The Standard (Tuesday, 30 May 2006)


06014227



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces the appointment of Mr. Edward Wai Sun Cheng as an Independent Non-executive Director and a member of the Remuneration Committee of the Board, effective from 1 June 2006.

Mr. Cheng, aged 51, has been a director and chief executive of USI Holdings Limited since 1994 and a non-executive director of Winsor Properties Holdings Limited in the past three years, both of which are listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). He was also a co-chairman and a director of SUNDAY Communications Limited until 28 July 2005.

Mr. Cheng holds a master degree from Oxford University. He was qualified as a solicitor in England and Wales, as well as in Hong Kong.

Mr. Cheng is the chairman of the Urban Renewal Authority, a member of the Hong Kong SAR Government's Commission on Strategic Development, and a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.

Mr. Cheng does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any director, senior management or substantial or controlling shareholders of the Company. Save for the appointment as an Independent Non-executive Director, Mr. Cheng does not hold any other position with the Company or any other member of the group of companies of which the Company forms part. He has met the independence guidelines set out in Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange and a confirmation of independence has been submitted to the Stock Exchange.

As an Independent Non-executive Director, Mr. Cheng will be entitled to receive the following emoluments to be paid on a pro-rata basis by the Company:

	HK$ per annum (until 30 June 2006)	HK$ per annum (with effect from 1 July 2006)
Directors' Fee	30,000	75,000*
Additional Fee (for serving as member of Remuneration Committee)	10,000	30,000

* *The revised Directors' Fee was approved by the shareholders at the Annual General Meeting held on 24 May 2006.*

In accordance with Article 109 of the Articles of Association of the Company, Mr. Cheng's appointment will expire at the next Annual General Meeting to be held in 2007, and any re-election as a Director will be subject to shareholders' approval.

Save for the information set out above, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no matters that need to be brought to the attention of shareholders in relation to the appointment of Mr. Cheng.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 29 May 2006

As at the date of this announcement, the Board comprises the following directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee*
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent Non-executive Directors*